UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona

(602) 244-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), to purchase all of the shares of common stock, par value $0.01 per share, of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), that are issued and outstanding at a price of $20.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of November 18, 2015, by and among Acquisition Sub, ON Semiconductor and Fairchild.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the consummation and benefits of the acquisition by ON Semiconductor of Fairchild. These forward-looking statements are based on information available to ON Semiconductor and Fairchild as of the date of this communication and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond the control of ON Semiconductor and Fairchild. In particular, such risks and uncertainties include, but are not limited to: the risk that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise;

the unsuccessful completion of the tender offer; the risk that the transaction does not close when anticipated, or at all, including the risk that the requisite regulatory approvals may not be obtained; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; there may be a material adverse change of ON Semiconductor or Fairchild, or our respective businesses may suffer as a result of uncertainty surrounding the transaction; the transaction may involve unexpected costs, liabilities or delays; difficulties encountered in integrating Fairchild, including the potentially accretive and synergistic benefits; difficulties leveraging desired growth opportunities and markets; the possibility that expected benefits and cost savings may not materialize as expected; the prospect that the automotive and industrial sensor markets will not grow as rapidly as currently anticipated; the variable demand and the aggressive pricing environment for semiconductor products; the adverse impact of competitive product announcements; revenues and operating performance; changes in overall economic conditions and markets, including the current credit markets; the cyclical nature of the semiconductor industry; changes in demand for ON Semiconductor or Fairchild products; changes in inventories at customers and distributors; technological and product development risks; availability of raw materials; competitors’ actions; pricing and gross margin pressures; loss of key customers; order cancellations or reduced bookings; changes in manufacturing yields; control of costs and expenses; significant litigation, including with respect to intellectual property matters; risks associated with acquisitions and dispositions; risks associated with leverage and restrictive covenants in debt agreements; risks associated with international operations including foreign employment and labor matters associated with unions and collective bargaining agreements; the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally; changes in generally accepted accounting principles; risks related to new legal requirements; risks and costs associated with increased and new regulation of corporate governance and disclosure standards; and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON Semiconductor’s Annual Report on Form 10-K as filed with the SEC on February 27, 2015, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings of ON Semiconductor with the SEC. These forward-looking statements are as of the date hereof and should not be relied upon as representing our views as of any subsequent date and ON Semiconductor does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Additional Information about the Acquisition and Where to Find It

For additional information, visit ON Semiconductor’s corporate website, www.onsemi.com, or for official filings visit the SEC’s website, www.sec.gov.

Notice to Investors

The tender offer for the outstanding shares of common stock of Fairchild has not yet commenced. This communication is for informational purposes only and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. At the time the tender offer is commenced, ON Semiconductor and a wholly-owned subsidiary of ON Semiconductor will file a tender offer statement on Schedule TO with the SEC, and Fairchild will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. INVESTORS AND SECURITY HOLDERS OF FAIRCHILD ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such materials will be made available to Fairchild’s stockholders at no expense to them through the Secretary, ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, Arizona 85008. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of conference call with investors on November 18, 2015